FIREBRAND, PBC

FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 23 November 2021

FIREBRAND, PBC

Reviewed Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of FIREBRAND, PBC,

2343 BROADWAY, OAKLAND

CA 94612-2414

I have reviewed the accompanying financial statements of FIREBRAND, PBC, which comprise the Balance Sheet as of December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

US CPA Colorado
0033681

11/23/2021

FIREBRAND, PBC

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2019
Assets		
Current assets:		
Cash and cash equivalents	$	51,903
Prepaid expenses		8,144
Inventories		108,740
Accounts Receivable		230,773
Petty Cash		1,000
Other Assets		754
Total current assets		401,314
Fixed assets:		
Property, plant & equipment, net		852,833
Total Fixed assets		852,833
Non-current assets:		
Security deposits		338,774
Total non-current assets		338,774
Total Assets	$	**1,592,921**
Liabilities & Members' Equity (deficit)		
Current liabilities:		
Credit Cards	$	62,099
Debt obligations- Current portion		299,895
Convertible promissory notes		1,080,000
Accrued interest- Convertible promissory notes		400,778
Deferred revenues		5,563
Deferred rent		82,135
Sales tax payable		10,308
Other payables		104,518
Accounts Payable		272,976
Total current liabilities		2,318,272
Non-current Liabilities:		
Debt obligations- Noncurrent portion		729,181
Total non-current liabilities		729,181
Total Liabilities:		**3,047,453**

The accompanying notes are an integral part of these financial statements.

FIREBRAND, PBC

BALANCE SHEET

(Continued)

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2019
Members' Equity (deficit):	
Members' Contributions	375,433
Members' Withdrawals	(699,812)
Accumulated Profits (losses)	(1,223,201)
Net income (loss)	93,048
Total Members' Equity (deficit):	**(1,454,532)**
Total Liabilities & Members' Equity (deficit)	**1,592,921**

The accompanying notes are an integral part of these financial statements

FIREBRAND, PBC

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2019

		2019
Revenue:		
Retail Sales	$	1,343,589
Wholesale Sales		4,823,365
Total revenues		6,166,954
Cost of Sales:		**(3,777,895)**
Gross Profit		**2,389,059**
Expenses:		
Salaries, benefits & Payroll taxes		773,602
Materials & Supplies		103,532
Taxes		41,416
Licenses & Permits		3,766
IT software & consumables		24,453
Insurance		105,249
Legal & Professional Services		81,499
Advertising & Marketing		15,296
Travel & Transportation		108,162
Professional development		29,340
Rent		284,814
Uniforms		14,329
Office supplies		16,528
Bank Charges & Fees		91,673
Interest expenses		235,738
Utilities		124,244
Depreciation		192,132
Outside Services		18,394
Equipment		26,742
Expansion costs		11,173
Postage, Freight & Courier		16,499
Miscellaneous expenses		9,294
Repairs & Maintenance		90,728
Total Expenses		2,418,603
Income from operations (loss)		**(29,544)**
Other Income (Expenses):		
Proceeds from Insurance claims		122,393
Other Income		199
Total Other Income (expenses)		**122,592**
Net income (loss) for the year		**93,048**

FIREBRAND, PBC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2019

	Owners' Contributions	Owners' Withdrawals	Retained Earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2018	375,433	(540,593)	(1,223,201)	(1,388,361)
Owners' Contributions	-	-	-	-
Owners' Withdrawals	-	(159,219)	-	**(159,219)**
Net income (loss)	-		93,048	**93,048**
Ending Balance, December 31, 2019	**375,433**	**(699,812)**	**(1,130,153)**	**(1,454,532)**

The accompanying notes are an integral part of these financial statements.

FIREBRAND, PBC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2019

		As of December 31, 2019
Cash flow From Operating Activities:		
Net Income (loss)	$	93,048
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		192,132
Changes in:		
Inventories		(54,671)
Prepaid expenses		7,452
Accounts Receivable		44,224
Security deposits		(112,000)
Credit Cards		46,020
Accounts Payable & other current liabilities		(35,743)
Accrued Interest		103,308
Deferred revenues		129
Deferred rent		4,019
Other assets		175
Sales tax payable		1,201
Net cash provided (used) by operating activities		**289,294**
Cash flow From Investing Activities:		
Acquisition of Property plant & Equipment, net		(76,987)
Net cash provided (used) by investing activities		**(76,987)**
Cash flow from Financing Activities		
Principal and interest payments on debt financing		(150,861)
Settlement of Convertible promissory notes		(84,426)
Proceeds from debt financing		169,618
Owners' Withdrawals		(159,219)
Net cash provided (used) by financing activities		**(224,888)**
Increase (decrease) in Cash		(12,581)
Cash, beginning of year		64,484
Cash, end of year	$	**51,903**

The accompanying notes are an integral part of these financial statements.

FIREBRAND, PBC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2019

About the Company & its Nature of operations

FIREBRAND, PBC ('the Company') is in the food preparation & serving industry. The Company produces and sells baked goods on retail and wholesale basis. The Company prioritizes the recruitment of people who are formerly incarcerated, homeless, or otherwise have barriers to entering the workforce. The Company was initially organized as a limited liability company in the State of California under the name 'FIREBRAND ARTISAN BREADS LLC' on April 25, 2007, before subsequently converting to a Public Benefit Corporation incorporated in Delaware on June 18, 2020.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

FIREBRAND, PBC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2019

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 12 years. Leasehold improvements are amortized over the lesser of an estimated useful life of 15 years or the lease term.

FIREBRAND, PBC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2019

Property, plant and equipment consisted of the following as of December 31, 2019:

Asset	Cost
Leasehold improvements	682,151
Equipment	634,857
Vehicles	183,769
Expansion	65,919
Furniture & Fixtures	45,222
Less (accumulated depreciation)	(759,085)
PPE, net	**852,833**

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Inventories consisted of the following as of December 31, 2019:

Inventory item	Cost/net realizable value
Packaging	50,532
Raw Materials	38,315
Baked goods	13,693
Coffee bar goods	2,811
Kitchen Materials	2,390
Other	999
Total	**108,740**

FIREBRAND, PBC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2019

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

Income taxes

The Company was taxed as a partnership as of December 31, 2019. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company has filed tax returns from inception in 2007 through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company converted to a Public benefit Corporation on June 18, 2020, and will be subject to tax filing requirements as a Public benefit corporation in the federal jurisdiction of the United States and to franchise tax filing requirements in the State of Delaware.

FIREBRAND, PBC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2019

Debt obligations

Debt commitments that the Company entered to as of December 31, 2019, included the following balances:

	Balance due as of December 31, 2019 ($)
Secured obligations to CRF USA bearing interest at 7.75%. Total loans are payable in monthly payments of $12,238, including interest. Final payment due in 2025.	730,487
Secured obligation to Working Solutions bearing interest at 8.00%. Loan is payable in monthly payments of $1,014, including interest. Final payment due in 2026.	43,653
Secured obligations to Ford Credit bearing interest at an average of 6.00%. Total loans are payable in monthly payments of $2,292, including interest. Final payment due in 2025.	75,635
Secured obligation to Leaf Financial bearing interest at 16.57%. Loan is payable in monthly payments of $4,993.92, including interest. Final payment due in 2021.	87,500
Secured obligation to Channel Partners bearing interest at 23.66%. Loan is payable in monthly payments of $2,864.38, including interest. Final payment due in 2021.	82,118
Secured obligation to Whole Foods bearing interest at 21.00%. Loan is payable in monthly payments of $1,776.56, including interest. Final payment due in 2020.	19,070

Convertible promissory notes

The Company entered into secured convertible promissory note agreements with various parties prior to the year 2019. The notes bear interest at a rate of 10% per annum. As of December 31, 2019, these notes remain a liability as they had not been converted to equity securities or paid back.

As described in the 'Subsequent events' section, the Company executed a stock purchase agreement to convert these notes to Series A Preferred stock on July 27, 2020. This stock purchase agreement also adjusted the authorized capital of the Company.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company converted to a Public Benefit Corporation incorporated in Delaware on June 18, 2020.

On July 27, 2020, the Company executed a stock purchase agreement to convert existing notes payable to Series A Preferred stock. This stock purchase agreement also adjusted the authorized capital of the Company.

Common Stock - Authorized 9,000,000 shares, $0.0001 par value per share, of which 600,000 have been designated and issued as Class A Common Stock. 5,400,000 shares have been designated and issued as Class B Common Stock, of which, 3,060,000 shares were issued to related party, Firebrand Perpetual Purpose Trust. 3,000,000 shares have been designated as Class C Common Stock; none have been issued. The Company has reserved 702,428 shares of Common Stock for issuance to officers. directors, employees and consultants of the Company.

Preferred Stock - Authorized 2,102,000 shares, \$0.0001 par value per share of which 948,000 shares have been designated Series A-1 Preferred Stock and 947,565 have been issued and are outstanding. 1,154,000 shares have been designated Series A-2 Preferred Stock and 1,153,520 have been issued and are outstanding.

The Company evaluated subsequent events through August 31, 2020, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.